Financial News

CIBC Announces Fourth Quarter and Fiscal 2014 Results

CIBC’s 2014 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

Toronto, ON – December 4, 2014 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2014.

Fourth quarter highlights

•	Reported net income was $811 million, compared with $825 million for the fourth quarter a year ago, and $921 million for the prior quarter.
•	Adjusted net income(1) was $911 million, compared with $894 million for the fourth quarter a year ago, and $908 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $1.98, compared with $2.02 for the fourth quarter a year ago, and $2.26 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.24, compared with $2.19 for the fourth quarter a year ago, and $2.23 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 17.9% and adjusted ROE(1) was 20.1%.

CIBC’s results for the fourth quarter of 2014 were affected by the following items of note aggregating to a negative impact of $0.26 per share:

•	$112 million ($82 million after-tax, or $0.21 per share) charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives;
•	$18 million ($13 million after-tax, or $0.03 per share) costs relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and the Toronto-Dominion Bank (TD);
•	$10 million ($7 million after-tax, or $0.02 per share) amortization of intangible assets; and
•	$2 million ($2 million after-tax) gain from the structured credit run-off business.

For the year ended October 31, 2014, CIBC reported net income of $3.2 billion and record adjusted net income(1) of $3.7 billion, compared with reported net income of $3.4 billion and adjusted net income(1) of $3.6 billion for 2013. Reported diluted EPS of $7.86 and adjusted diluted EPS(1) of $8.94 for 2014 compared with reported diluted EPS of $8.11 and adjusted diluted EPS(1) of $8.65 for 2013.

CIBC’s adjusted ROE(1) was 20.9% for the year ended October 31, 2014 and the Basel III Common Equity Tier 1 ratio was 10.3% as at October 31, 2014.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.03 per share.

“Our strong performance for the year was underpinned by record revenue,” says Victor Dodig, CIBC President and Chief Executive Officer. “Our results show our client-focused strategies are delivering consistent and sustainable earnings.”

“In 2015, we will continue to strive to be the leading bank for our clients,” adds Mr. Dodig. “We will continue to invest in our businesses to better serve our clients.”

Core business performance

Retail and Business Banking reported net income of $2.5 billion in 2014, up from $2.4 billion in 2013. Adjusting for items of note, net income was $2.4 billion, comparable with the prior year.

Retail and Business Banking made strategic investments throughout 2014 in areas that are enhancing the relationship we have with, and the value we provide to, our clients. Key highlights included:

•	The first phase of our branch-based technology platform called COMPASS was rolled out to all of our branches, enabling our advisors to strengthen and deepen relationships with new and existing clients. Early results from the rollout are positive; and
•	We continued to lead in delivering innovations for clients. CIBC was the first of the Big 5 banks to offer eDeposit and the first bank to deliver a cheque capture solution for business clients. CIBC was also recognized by Forrester Research for having the best mobile banking offer among the Big 5 banks.

Subsequent to the year-end, we announced a pilot program with Brink’s Canada that will allow business clients to electronically deposit cash into their CIBC business account while it is still on their premises. The service uses a Brink’s CompuSafe® which securely reports cash deposits to CIBC each business day, giving clients same-day credit for cash they collect from customers, before those funds reach the bank.

“This year we continued to be leaders in innovation to enhance the client experience, which contributed to deeper relationships with our clients,” says David Williamson, SEVP and Group Head, Retail and Business Banking. “We also invested in our retail franchise to accelerate profitable revenue growth, and have delivered a number of new products and services over the last year that have been very well received by our clients.”

Wealth Management reported net income of $471 million in 2014, compared with $385 million in 2013. Adjusting for items of note(1), net income of $486 million was up $97 million or 25% from $389 million in 2013.

Wealth Management strengthened its business on many fronts in 2014 in support of our strategic priorities to attract and deepen client relationships, seek new sources of domestic assets and pursue acquisitions and investments. Key highlights included:

•	Completion of the acquisition of U.S. private wealth management firm Atlantic Trust, which retained 99% of its clients through the transition and has increased assets by 28% from the deal announcement;

•	CIBC Investor’s Edge made online investing even better for Canadians with new lower commission rates of $6.95 for all clients, and $4.95 for active traders(2); and
•	CIBC Asset Management achieved its 5th consecutive sales record for long-term mutual funds of $5.4 billion this year and surpassed the $100 billion assets under management milestone.

“Our Wealth Management businesses, including our 2014 acquisition of Atlantic Trust, are all performing well,” says Steve Geist, SEVP and Group Head, Wealth Management. “We will continue to invest in our platform in 2015 and beyond to enhance the client experience and further increase Wealth Management’s contribution to CIBC’s overall earnings.”

Wholesale Banking delivered strong results, reporting net income of $895 million, compared with $699 million in 2013. Adjusting for items of note(1), net income of $913 million in 2014 compared with net income of $817 million in 2013.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world. During 2014, Wholesale Banking was:

•	Named Canada Derivatives House Of The Year at the 2014 GlobalCapital Americas Derivatives Awards;
•	Ranked the #1 IPO underwriter in Canada by Bloomberg; and
•	Leader in Canadian equity trading including #1 in volume, value and number of trades by IRESS Market Technology, TSX and ATS market share report, 2009-present.

“In 2014 we continued to invest in our integrated suite of products and services to benefit our clients,” says Harry Culham, Managing Director and Group Co-Head, Wholesale Banking. “We are leveraging our industry expertise to grow our global presence and support our clients as they access capital, grow and invest in Canada and in key markets around the world.”

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2014, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios are strong, with a Basel III Common Equity Tier 1 ratio of 10.3%, and Tier 1 and Total capital ratios of 12.2% and 15.5% at October 31, 2014, respectively;
•	Credit quality has improved, with CIBC’s loan loss ratio of 38 basis points compared with 44 basis points in 2013; and
•	Market risk, as measured by average Value-at-Risk, was $3.5 million in 2014 compared with $4.6 million in 2013.

Making a difference in our Communities

CIBC is committed to investing in the social and economic development of communities across Canada. During the fourth quarter of 2014, CIBC:

•	Helped raise $25 million through the 2014 Canadian Breast Cancer Foundation CIBC Run for the Cure, including nearly $3 million contributed by Team CIBC through pledges, fundraising activities and donations to the CIBC Pink Collection;
•	Announced a $1 million investment in the CIBC Breast Cancer Research Scientist, an endowed scientist position at Mount Sinai Hospital’s prestigious Lunenfeld-Tanenbaum Research Institute in Toronto; and
•	Marked the one-year countdown to the TORONTO 2015 Parapan Am Games with the help of CIBC Team Next mentors and athletes, inspiring kids at Variety Village and Holland-Bloorview Rehabilitation Centre to take part in sport.

During the quarter, CIBC was ranked among the top 10 Safest Banks in North America by Global Finance magazine and was also recognized by Mediacorp as one of Canada’s Top 100 Employers for a third consecutive year. CIBC was once again named a constituent of the following widely regarded indices:

•	Dow Jones Sustainability World Index for a 13th consecutive year;
•	FTSE4Good Index since 2001; and
•	Jantzi Social Index since 2000.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Active traders are clients who average 150 trades or more per quarter.

CIBC Fourth Quarter 2014 News Release	2

Fourth quarter financial highlights

			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)	2014 Oct. 31	2013 Oct. 31 (1)
	Financial results ($ millions)
	Net interest income	$1,881	$1,875	$1,893	$7,459	$7,453
	Non-interest income	1,336	1,483	1,287	5,917	5,265
	Total revenue	3,217	3,358	3,180	13,376	12,718
	Provision for credit losses	194	195	271	937	1,121
	Non-interest expenses	2,087	2,047	1,930	8,525	7,621
	Income before taxes	936	1,116	979	3,914	3,976
	Income taxes	125	195	154	699	626
	Net income	$811	$921	$825	$3,215	$3,350
	Net income (loss) attributable to non-controlling interests	2	3	(7)	(3)	(2)
	Preferred shareholders	18	19	24	87	99
	Common shareholders	791	899	808	3,131	3,253
	Net income attributable to equity shareholders	$809	$918	$832	$3,218	$3,352
	Financial measures
	Reported efficiency ratio	64.9%	61.0%	60.7%	63.7%	59.9%
	Adjusted efficiency ratio (2)	60.4%	59.5%	56.7%	59.1%	56.5%
	Loan loss ratio	0.30%	0.33%	0.41%	0.38%	0.44%
	Reported return on common shareholders’ equity	17.9%	21.0%	20.2%	18.3%	21.4%
	Adjusted return on common shareholders’ equity (2)	20.1%	20.7%	21.9%	20.9%	22.9%
	Net interest margin	1.78%	1.81%	1.85%	1.81%	1.85%
	Net interest margin on average interest-earning assets	2.02%	2.05%	2.10%	2.05%	2.12%
	Return on average assets	0.77%	0.89%	0.81%	0.78%	0.83%
	Return on average interest-earning assets	0.87%	1.01%	0.91%	0.89%	0.95%
	Total shareholder return	2.66%	4.65%	15.15%	20.87%	18.41%
	Reported effective tax rate	13.4%	17.5%	15.9%	17.9%	15.8%
	Adjusted effective tax rate (2)	15.2%	16.2%	16.5%	15.4%	16.5%
Common share information
Per share ($)	- basic earnings	$1.99	$2.26	$2.02	$7.87	$8.11
	- reported diluted earnings	1.98	2.26	2.02	7.86	8.11
	- adjusted diluted earnings (2)	2.24	2.23	2.19	8.94	8.65
	- dividends	1.00	1.00	0.96	3.94	3.80
	- book value	44.30	43.02	40.36	44.30	40.36
Share price ($)	- high	107.01	102.06	88.70	107.01	88.70
	- low	95.93	95.66	76.91	85.49	74.10
	- closing	102.89	101.21	88.70	102.89	88.70
Shares outstanding (thousands)	- weighted-average basic	397,009	397,179	399,819	397,620	400,880
	- weighted-average diluted	397,907	398,022	400,255	398,420	401,261
	- end of period	397,021	396,974	399,250	397,021	399,250
Market capitalization ($ millions)		$40,850	$40,178	$35,413	$40,850	$35,413
	Value measures
	Dividend yield (based on closing share price)	3.9%	3.9%	4.3%	3.8%	4.3%
	Reported dividend payout ratio	50.3%	44.2%	47.6%	50.0%	46.8%
	Adjusted dividend payout ratio (2)	44.6%	44.8%	43.8%	44.0%	43.9%
	Market value to book value ratio	2.32	2.35	2.20	2.32	2.20
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$73,089	$80,653	$78,363	$73,089	$78,363
	Loans and acceptances, net of allowance	268,240	262,489	256,380	268,240	256,380
	Total assets	414,903	405,422	398,006	414,903	398,006
	Deposits	325,393	322,314	315,164	325,393	315,164
	Common shareholders’ equity	17,588	17,076	16,113	17,588	16,113
	Average assets	418,414	411,036	405,239	411,481	403,546
	Average interest-earning assets	370,020	363,422	357,757	362,997	351,687
	Average common shareholders’ equity	17,528	16,989	15,885	17,067	15,167
	Assets under administration	1,717,563	1,713,076	1,513,126	1,717,563	1,513,126
	Balance sheet quality measures
	CET1 capital risk-weighted assets (RWA) ($ billions)	$141,250	$139,920	136,747	$141,250	136,747
	Tier 1 capital RWA	141,446	140,174	136,747	141,446	136,747
	Total capital RWA	141,739	140,556	136,747	141,739	136,747
	CET1 ratio	10.3%	10.1%	9.4%	10.3%	9.4%
	Tier 1 capital ratio	12.2%	12.2%	11.6%	12.2%	11.6%
	Total capital ratio	15.5%	14.8%	14.6%	15.5%	14.6%
	Other information
	Full-time equivalent employees	44,424	45,161	43,039	44,424	43,039
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.

n/a Not applicable.

CIBC Fourth Quarter 2014 News Release	3

Review of Retail and Business Banking fourth quarter results

$ millions, for the three months ended	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)

Revenue
Personal banking	$1,633	$1,614	$1,555
Business banking	393	389	386
Other	24	29	146

Total revenue	2,050	2,032	2,087
Provision for credit losses	171	177	215
Non-interest expenses	1,076	1,067	1,055

Income before taxes	803	788	817
Income taxes	201	199	204

Net income	$602	$589	$613

Net income attributable to:
Equity shareholders (a)	$602	$589	$613

Efficiency ratio	52.5%	52.5%	50.5%
Return on equity (2)	60.1%	60.3%	61.5%
Charge for economic capital (2) (b)	$(122)	$(121)	$(125)
Economic profit (2) (a+b)	$480	$468	$488
Full-time equivalent employees	21,864	22,397	21,781

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income was $602 million, down $11 million from the fourth quarter of 2013. Adjusted net income (2) was $616 million, down $16 million from the fourth quarter of 2013.

Revenue of $2,050 million was down $37 million from the fourth quarter of 2013. Excluding the impact of the sold Aeroplan portfolio, revenue was up $78 million from the fourth quarter of 2013. Personal banking and business banking revenue increased primarily due to volume growth across most products and higher fees, partially offset by narrower spreads. Other revenue was down primarily due to the sold Aeroplan portfolio and lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses of $171 million was down $44 million from the fourth quarter of 2013, mainly due to lower write-offs and bankruptcies in the card portfolio, the impact of an initiative to enhance account management practices as well as the sold Aeroplan portfolio, and lower losses in the business lending portfolio.

Non-interest expenses of $1,076 million were up $21 million from the fourth quarter of 2013, mainly due to higher spend on strategic initiatives.

CIBC Fourth Quarter 2014 News Release	4

Review of Wealth Management fourth quarter results

$ millions, for the three months ended	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)

Revenue
Retail brokerage	$302	$307	$272
Asset management	203	186	165
Private wealth management	79	75	33

Total revenue	584	568	470
Provision for credit losses	-	-	1
Non-interest expenses	428	408	335

Income before taxes	156	160	134
Income taxes	37	39	31

Net income	$119	$121	$103

Net income attributable to:
Equity shareholders (a)	$119	$121	$103

Efficiency ratio	73.1%	71.9%	71.4%
Return on equity (2)	21.9%	22.7%	21.5%
Charge for economic capital (2) (b)	$(65)	$(65)	$(59)
Economic profit (2) (a+b)	$54	$56	$44
Full-time equivalent employees	4,169	4,176	3,840

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.

Net Income for the quarter was $119 million, up $16 million from the fourth quarter of 2013.

Revenue of $584 million was up $114 million from the fourth quarter of 2013, primarily due to the acquisition of Atlantic Trust on December 31, 2013, higher average client assets under management driven by market appreciation and higher net sales of long-term mutual funds, and higher fee-based revenue in Retail Brokerage.

Non-interest expenses of $428 million were up $93 million from the fourth quarter of 2013, primarily due to the impact of the acquisition noted above and higher performance-based compensation.

CIBC Fourth Quarter 2014 News Release	5

Review of Wholesale Banking fourth quarter results

	2014	2014	2013
$ millions, for the three months ended	Oct. 31	Jul. 31	Oct. 31 (1)
Revenue
Capital markets	$196	$336	$279
Corporate and investment banking	265	330	246
Other	7	4	(5)

Total revenue (2)	468	670	520
Provision for (reversal of) credit losses	14	6	(1)
Non-interest expenses	293	279	271

Income before taxes	161	385	250
Income taxes (2)	25	103	41

Net income	$136	$282	$209

Net income attributable to:
Equity shareholders (a)	$136	$282	$209

Efficiency ratio	62.6%	41.5%	52.3%
Return on equity (3)	21.8%	47.5%	36.5%
Charge for economic capital (3) (b)	$(75)	$(73)	$(72)
Economic profit (3) (a+b)	$61	$209	$137
Full-time equivalent employees	1,304	1,327	1,273

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	Revenue and income taxes are reported on a taxable equivalent basis (TEB) basis. Accordingly, revenue and income taxes include a TEB adjustment of $85 million for the quarter ended October 31, 2014 (July 31, 2014: $102 million; October 31, 2013: $78 million).
(3)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $136 million, compared with net income of $282 million for the third quarter of 2014. Adjusted net income (3) for the quarter was $216 million, compared with $254 million for the prior quarter.

Revenue of $468 million was down $202 million from the third quarter, primarily due to lower Capital markets revenue, including a $112 million ($82 million after-tax) charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives – identified as an item of note – and lower revenue from Corporate and investment banking.

Provision for credit losses of $14 million compared with a provision for credit losses of $6 million in the third quarter, mainly due to losses in our U.S. real estate finance portfolio.

Non-interest expenses of $293 million were up $14 million from the third quarter, primarily due to higher performance-based compensation.

Income tax expense of $25 million was down $78 million from the third quarter, due to lower income and a decrease in the relative proportion of income earned in higher tax jurisdictions.

CIBC Fourth Quarter 2014 News Release	6

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)
Revenue
International banking	$150	$151	$148
Other	(35)	(63)	(45)
Total revenue (2)	115	88	103
Provision for credit losses	9	12	56
Non-interest expenses	290	293	269
Loss before taxes	(184)	(217)	(222)
Income taxes (2)	(138)	(146)	(122)
Net loss	$(46)	$(71)	$(100)
Net income (loss) attributable to:
Non-controlling interests	$2	$3	$(7)
Equity shareholders	(48)	(74)	(93)
Full-time equivalent employees	17,087	17,261	16,145
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Net loss was down $54 million from the fourth quarter of 2013 as a result of higher revenue and a lower provision for credit losses.

Revenue was up $12 million from the fourth quarter of 2013.

Provision for credit losses was down $47 million from the fourth quarter of 2013 primarily due to lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $21 million from the fourth quarter of 2013, mainly due to higher unallocated support costs.

Income tax benefit was up $16 million from the fourth quarter of 2013 mainly due to an increase in the relative proportion of income earned in lower tax jurisdictions and a higher TEB adjustment.

CIBC Fourth Quarter 2014 News Release	7

Consolidated balance sheet

$ millions, as at October 31	2014	2013 (1)

ASSETS
Cash and non-interest-bearing deposits with banks	$2,694	$ 2,211

Interest-bearing deposits with banks	10,853	4,168

Securities
Trading	47,061	44,070
Available-for-sale (AFS)	12,228	27,627
Designated at fair value (FVO)	253	287
	59,542	71,984
Cash collateral on securities borrowed	3,389	3,417

Securities purchased under resale agreements	33,407	25,311

Loans
Residential mortgages	157,526	150,938
Personal	35,458	34,441
Credit card	11,629	14,772
Business and government	56,075	48,207
Allowance for credit losses	(1,660)	(1,698)
	259,028	246,660
Other
Derivative instruments	20,680	19,947
Customers’ liability under acceptances	9,212	9,720
Land, buildings and equipment	1,797	1,719
Goodwill	1,450	1,733
Software and other intangible assets	967	756
Investments in equity-accounted associates and joint ventures	1,923	1,695
Deferred tax assets	506	526
Other assets	9,455	8,159
	45,990	44,255
	$414,903	$ 398,006
LIABILITIES AND EQUITY
Deposits
Personal	$130,085	$ 125,034
Business and government	148,793	134,736
Bank	7,732	5,592
Secured borrowings	38,783	49,802
	325,393	315,164
Obligations related to securities sold short	12,999	13,327

Cash collateral on securities lent	903	2,099

Obligations related to securities sold under repurchase agreements	9,862	4,887

Other
Derivative instruments	21,841	19,724
Acceptances	9,212	9,721
Deferred tax liabilities	29	33
Other liabilities	10,903	10,829
	41,985	40,307
Subordinated indebtedness	4,978	4,228

Equity
Preferred shares	1,031	1,706
Common shares	7,782	7,753
Contributed surplus	75	82
Retained earnings	9,626	8,318
Accumulated other comprehensive income (AOCI)	105	(40)

Total shareholders’ equity	18,619	17,819
Non-controlling interests	164	175

Total equity	18,783	17,994
	$414,903	$ 398,006
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.

CIBC Fourth Quarter 2014 News Release	8

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)	2014 Oct. 31	2013 Oct. 31 (1)
Interest income
Loans	$2,410	$2,389	$2,453	$9,504	$9,795
Securities	403	397	407	1,628	1,631
Securities borrowed or purchased under resale agreements	82	82	91	320	347
Deposits with banks	4	5	8	25	38
	2,899	2,873	2,959	11,477	11,811
Interest expense
Deposits	842	821	903	3,337	3,679
Securities sold short	86	81	84	327	334
Securities lent or sold under repurchase agreements	35	36	25	127	102
Subordinated indebtedness	45	44	45	178	193
Other	10	16	9	49	50
	1,018	998	1,066	4,018	4,358
Net interest income	1,881	1,875	1,893	7,459	7,453
Non-interest income
Underwriting and advisory fees	128	150	88	444	389
Deposit and payment fees	210	221	215	848	824
Credit fees	123	124	117	478	462
Card fees	106	108	133	414	535
Investment management and custodial fees	186	181	126	677	474
Mutual fund fees	337	317	267	1,236	1,014
Insurance fees, net of claims	92	85	93	369	358
Commissions on securities transactions	98	99	98	408	412
Trading income (loss)	(123)	(42)	(9)	(176)	27
AFS securities gains, net	44	24	9	201	212
FVO gains (losses), net	(1)	2	6	(15)	5
Foreign exchange other than trading	-	10	5	43	44
Income from equity-accounted associates and joint ventures	35	98	45	226	140
Other	101	106	94	764	369
	1,336	1,483	1,287	5,917	5,265
Total revenue	3,217	3,358	3,180	13,376	12,718
Provision for credit losses	194	195	271	937	1,121
Non-interest expenses
Employee compensation and benefits	1,167	1,176	1,070	4,636	4,324
Occupancy costs	180	187	181	736	700
Computer, software and office equipment	319	304	285	1,200	1,052
Communications	80	78	75	312	307
Advertising and business development	78	70	79	285	236
Professional fees	61	43	59	201	179
Business and capital taxes	15	17	16	59	62
Other	187	172	165	1,096	761
	2,087	2,047	1,930	8,525	7,621
Income before income taxes	936	1,116	979	3,914	3,976
Income taxes	125	195	154	699	626
Net income	$811	$921	$825	$3,215	$3,350
Net income (loss) attributable to non-controlling interests	$2	$3	$(7)	$(3)	$(2)
Preferred shareholders	$18	$19	$24	$87	$99
Common shareholders	791	899	808	3,131	3,253
Net income attributable to equity shareholders	$809	$918	$832	$3,218	$3,352
Earnings per share (in dollars)
Basic	$1.99	$2.26	$2.02	$7.87	$8.11
Diluted	1.98	2.26	2.02	7.86	8.11
Dividends per common share (in dollars)	1.00	1.00	0.96	3.94	3.80
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.

CIBC Fourth Quarter 2014 News Release	9

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31(1)	2014 Oct. 31	2013 Oct. 31 (1)
Net income	$811	$921	$825	$3,215	$3,350
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	296	(48)	143	694	369
Net gains (losses) on hedges of investments in foreign operations	(165)	26	(93)	(425)	(237)
	131	(22)	50	269	132
Net change in AFS securities
Net gains (losses) on AFS securities	36	47	74	152	57
Net (gains) losses on AFS securities reclassified to net income	(37)	(15)	(7)	(146)	(155)
	(1)	32	67	6	(98)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	20	60	94	62
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(13)	(21)	(47)	(81)	(51)
	-	(1)	13	13	11
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(7)	(87)	50	(143)	280
Total OCI	123	(78)	180	145	325
Comprehensive income	$934	$843	$1,005	$3,360	$3,675
Comprehensive income (loss) attributable to non-controlling interests	$2	$3	$(7)	$(3)	$(2)
Preferred shareholders	$18	$19	$24	$87	$99
Common shareholders	914	821	988	3,276	3,578
Comprehensive income attributable to equity shareholders	$932	$840	$1,012	$3,363	$3,677

(1) Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.

	For the three months ended			For the twelve months ended
$ millions	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31(1)	2014 Oct. 31	2013 Oct. 31 (1)
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(23)	$3	$(9)	$(52)	$(26)
Net gains (losses) on hedges of investments in foreign operations	29	(4)	19	67	44
	6	(1)	10	15	18
Net change in AFS securities
Net gains (losses) on AFS securities	3	(37)	(14)	(71)	(51)
Net (gains) losses on AFS securities reclassified to net income	9	9	2	59	57
	12	(28)	(12)	(12)	6
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(5)	(7)	(22)	(34)	(22)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	5	7	17	29	18
	-	-	(5)	(5)	(4)
Not subject to subsequent reclassification to net income
Net foreign currency translation adjustments	5	32	(19)	54	(101)
	$23	$3	$(26)	$52	$(81)
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.

CIBC Fourth Quarter 2014 News Release	10

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31(1)	2014 Oct. 31	2013 Oct. 31(1)
Preferred shares
Balance at beginning of period	$1,281	$1,381	$1,706	$1,706	$1,706
Issue of preferred shares	-	400	-	400	-
Redemption of preferred shares	(250)	(500)	-	(1,075)	-
Balance at end of period	$1,031	$1,281	$1,706	$1,031	$1,706
Common shares
Balance at beginning of period	$7,758	$7,745	$7,757	$7,753	$7,769
Issue of common shares	27	33	14	96	114
Purchase of common shares for cancellation	(5)	(15)	(18)	(65)	(130)
Treasury shares	2	(5)	-	(2)	-
Balance at end of period	$7,782	$7,758	$7,753	$7,782	$7,753
Contributed surplus
Balance at beginning of period	$78	$82	$82	$82	$85
Stock option expense	1	1	1	7	5
Stock options exercised	(4)	(5)	(2)	(14)	(9)
Other	-	-	1	-	1
Balance at end of period	$75	$78	$82	$75	$82
Retained earnings
Balance at beginning of period	$9,258	$8,820	$7,954	$8,318	$7,009
Net income attributable to equity shareholders	809	918	832	3,218	3,352
Dividends
Preferred	(18)	(19)	(24)	(87)	(99)
Common	(398)	(397)	(384)	(1,567)	(1,523)
Premium on purchase of common shares for cancellation	(24)	(59)	(59)	(250)	(422)
Other	(1)	(5)	(1)	(6)	1
Balance at end of period	$9,626	$9,258	$8,318	$9,626	$8,318
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$182	$204	$(6)	$44	$(88)
Net change in foreign currency translation adjustments	131	(22)	50	269	132
Balance at end of period	$313	$182	$44	$313	$44
Net gains (losses) on AFS securities
Balance at beginning of period	$259	$227	$185	$252	$350
Net change in AFS securities	(1)	32	67	6	(98)
Balance at end of period	$258	$259	$252	$258	$252
Net gains (losses) on cash flow hedges
Balance at beginning of period	$26	$27	$-	$13	$2
Net change in cash flow hedges	-	(1)	13	13	11
Balance at end of period	$26	$26	$13	$26	$13
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(485)	$(398)	$(399)	$(349)	$(629)
Net change in post-employment defined benefit plans	(7)	(87)	50	(143)	280
Balance at end of period	$(492)	$(485)	$(349)	$(492)	$(349)
Total AOCI, net of tax	$105	$(18)	$(40)	$105	$(40)
Non-controlling interests
Balance at beginning of period	$155	$156	$166	$175	$170
Net income (loss) attributable to non-controlling interests	2	3	(7)	(3)	(2)
Dividends	-	(2)	-	(4)	(4)
Other	7	(2)	16	(4)	11
Balance at end of period	$164	$155	$175	$164	$175
Equity at end of period	$18,783	$18,512	$17,994	$18,783	$17,994
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.

CIBC Fourth Quarter 2014 News Release	11

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)	2014 Oct. 31	2013 Oct. 31(1)
Cash flows provided by (used in) operating activities
Net income	$811	$921	$825	$3,215	$3,350
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	194	195	271	937	1,121
Amortization and impairment (2)	96	101	95	813	354
Stock option expense	1	1	1	7	5
Deferred income taxes	3	52	(21)	57	49
AFS securities gains, net	(44)	(24)	(9)	(201)	(212)
Net losses (gains) on disposal of land, buildings and equipment	-	-	1	1	(2)
Other non-cash items, net	(22)	(96)	(128)	(637)	(338)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,636)	(402)	1,734	(6,685)	(2,054)
Loans, net of repayments	(5,003)	(5,033)	(3,394)	(16,529)	(5,887)
Deposits, net of withdrawals	3,151	8,169	1,888	10,213	13,460
Obligations related to securities sold short	196	540	72	(328)	292
Accrued interest receivable	(25)	8	(51)	79	44
Accrued interest payable	241	(174)	260	(32)	(147)
Derivative assets	(2,460)	1,218	644	(688)	6,917
Derivative liabilities	3,895	(894)	(636)	2,032	(7,241)
Trading securities	1,034	(2,947)	(1,183)	(2,991)	(3,730)
FVO securities	8	26	(1)	34	17
Other FVO assets and liabilities	(107)	95	69	(14)	349
Current income taxes	(28)	79	29	(27)	(532)
Cash collateral on securities lent	(456)	123	399	(1,196)	506
Obligations related to securities sold under repurchase agreements	425	1,026	(1,461)	4,975	(1,744)
Cash collateral on securities borrowed	(151)	(347)	1,001	28	(106)
Securities purchased under resale agreements	(8,302)	(671)	1,768	(8,096)	(186)
Other, net	(42)	(1,923)	770	(1,542)	901
	(9,221)	43	2,943	(16,575)	5,186
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	-	-	1,000	-
Redemption/repurchase of subordinated indebtedness	(250)	(14)	-	(264)	(561)
Issue of preferred shares	-	400	-	400	-
Redemption of preferred shares	(250)	(500)	-	(1,075)	-
Issue of common shares for cash	23	28	12	82	105
Purchase of common shares for cancellation	(29)	(74)	(77)	(315)	(552)
Net proceeds from treasury shares	2	(5)	-	(2)	-
Dividends paid	(416)	(416)	(408)	(1,654)	(1,622)
Share issuance costs	-	(5)	-	(5)	-
	80	(586)	(473)	(1,833)	(2,630)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(7,091)	(6,222)	(7,821)	(27,974)	(27,451)
Proceeds from sale of AFS securities	11,659	2,030	2,674	29,014	14,094
Proceeds from maturity of AFS securities	4,337	4,942	2,516	14,578	10,550
Net cash used in acquisitions	-	(46)	-	(190)	-
Net cash provided by dispositions	-	-	3	3,611	49
Net purchase of land, buildings and equipment	(96)	(51)	(110)	(247)	(248)
	8,809	653	(2,738)	18,792	(3,006)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	51	(8)	17	99	48
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(281)	102	(251)	483	(402)
Cash and non-interest-bearing deposits with banks at beginning of period	2,975	2,873	2,462	2,211	2,613
Cash and non-interest-bearing deposits with banks at end of period	$2,694	$2,975	$2,211	$2,694	$2,211
Cash interest paid	$777	$1,172	$806	$4,050	$4,505
Cash income taxes paid	150	64	146	669	1,109
Cash interest and dividends received	2,874	2,881	2,909	11,556	11,856
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, the year ended October 31, 2014 included the goodwill impairment charge.

CIBC Fourth Quarter 2014 News Release	12

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2014 Annual Report.

$ millions, as at or for three months ended		2014 Oct. 31	2014 Jul. 31	2013 Oct. 31 (1)

Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$791	$899	$808
After-tax impact of items of note		100	(13)	69

Adjusted net income attributable to diluted common shareholders (2)	B	$891	$886	$877

Diluted weighted-average common shares outstanding (thousands)	C	397,907	398,022	400,255

Reported diluted EPS ($)	A/C	$1.98	$2.26	$2.02
Adjusted diluted EPS ($) (2)	B/C	2.24	2.23	2.19

Reported and adjusted efficiency ratio
Reported total revenue	D	$3,217	$3,358	$3,180
Pre-tax impact of items of note		118	(49)	20
TEB		85	102	78

Adjusted total revenue (2)	E	$3,420	$3,411	$3,278

Reported non-interest expenses	F	$2,087	$2,047	$1,930
Pre-tax impact of items of note		(20)	(17)	(70)

Adjusted non-interest expenses (2)	G	$2,067	$2,030	$1,860

Reported efficiency ratio	F/D	64.9%	61.0%	60.7%
Adjusted efficiency ratio (2)	G/E	60.4%	59.5%	56.7%

Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$791	$899	$808
After-tax impact of items of note		100	(13)	69

Adjusted net income attributable to common shareholders (2)	I	$891	$886	$877

Dividends paid to common shareholders	J	$398	$397	$384
Reported dividend payout ratio	J/H	50.3%	44.2%	47.6%
Adjusted dividend payout ratio (2)	J/I	44.6%	44.8%	43.8%

Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$17,528	$16,989	$15,885
Reported return on common shareholders’ equity (%)	I / L	17.9%	21.0%	20.2%
Adjusted return on common shareholders’ equity (%) (2)	J / L	20.1%	20.7%	21.9%

Reported and adjusted effective tax
Reported income before income taxes	M	$936	$1,116	$979
Pre-tax impact of items of note		138	(32)	90

Adjusted income before income taxes (2)	N	$1,074	$1,084	$1,069

Reported income taxes	O	$125	$195	$154
Tax impact of items of note		38	(19)	21

Adjusted income taxes (2)	P	$163	$176	$175

Reported effective tax rate (%)	O / M	13.4%	17.5%	15.9%
Adjusted effective tax rate (%) (2)	P / N	15.2%	16.2%	16.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$602	$119	$136	$(46)	$811
2014	After-tax impact of items of note	14	5	80	1	100

	Adjusted net income (loss) (2)	$616	$124	$216	$(45)	$911

Jul. 31	Reported net income (loss)	$589	$121	$282	$(71)	$921
2014	After-tax impact of items of note	8	3	(28)	4	(13)

	Adjusted net income (loss) (2)	$597	$124	$254	$(67)	$908

Oct. 31	Reported net income (loss)	$613	$103	$209	$(100)	$825
2013 (1)	After-tax impact of items of note	19	2	8	40	69

	Adjusted net income (loss) (2)	$632	$105	$217	$(60)	$894

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	Non-GAAP measure.

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2014.

CIBC Fourth Quarter 2014 News Release	13

For further information:

Investor Relations:
Geoff Weiss	416-980-5093	geoffrey.weiss@cibc.com

Media Inquiries:
Kevin Dove Erica Belling	416-980-8835 416-594-7251	kevin.dove@cibc.com erica.belling@cibc.com

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

(The board of directors of CIBC reviewed this press release prior to it being issued.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals” and “Making a difference in our Communities” sections of this press release, and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; social media risk; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

CIBC Fourth Quarter 2014 News Release	14